

16014802

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

SEC FILE NUMBER
8- 67954

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington DC

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Navidar Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 W. 15th Street, Ste. 325
(No and Street)

Austin	TX	78701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Katz Sapper & Miller ATTN: Scott Price, CPA
(Name – *if individual, state last, first, middle name*)

800 East 96th Street #500	Indianapolis	IN	46240
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN DAY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NAVIDAR GROUP LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Principal

Title



Notary Public



MICHAEL CROSS
My Commission Expires
January 15, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NAVIDAR GROUP LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2015

NAVIDAR GROUP LLC

CONTENTS


KSM
KATZ
SAPPER
& MILLER

Our People: Your Success

Report of Independent Registered Public Accounting Firm

To the Member
Navidar Group LLC

We have audited the accompanying statement of financial condition of Navidar Group LLC as of December 31, 2015, and the related notes to the statement of financial condition (the financial statement). This financial statement is the responsibility of Navidar Group LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Navidar Group LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Katz, Sapper & Miller, LLP

Indianapolis, Indiana
February 22, 2016

Katz, Sapper & Miller, LLP
Certified Public Accountants
800 East 96th Street, Suite 500
Indianapolis, IN 46240
Tel 317.580.2000
Web ksmcpa.com
An Affiliate of
KSM Business Services, Inc.

NAVIDAR GROUP LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

ASSETS		
Cash	$	133,743
Prepaid expenses and other		11,471
Property and equipment, net		9,155
TOTAL ASSETS	$	154,369

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable & other	$	7,094
Discontinued operations		1,236
TOTAL LIABILITIES		8,330
MEMBER'S EQUITY		146,039
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	154,369

See acompanying notes.

NAVIDAR GROUP LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2015

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Navidar Group LLC (the Company), which was organized as a Delaware limited liability company on June 23, 2008, commenced operations on July 1, 2008, and became a broker-dealer in the states of New York and Indiana on during 2009 and various states subsequently. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company provides advisory services related to mergers and acquisitions and the private placement of securities.

The Company does not maintain securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, claims exemption from SEC Rule 15c3-3, pursuant to paragraph (k)(2)(i).

Estimates: The Company uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingencies and the reported revenues and expenses. Accordingly, actual results could vary from the estimates.

Revenue Recognition: Revenues related to the Company's services are recorded on an accrual basis when earned.

Cash is maintained in bank deposit accounts which, at times, may exceed federally insured limits. To date, there have been no losses in such accounts.

Property and Equipment are recorded at cost and are being depreciated using the straight-line method over their estimated useful lives as follows:

Furniture and fixtures	7 years

Income Taxes: The Company is a limited liability company whereby taxable income, losses, credits, etc. are recognized for federal and state income tax reporting purposes by its member. Accordingly, no provision or liability for federal or state income taxes has been reflected in the accompanying financial statements.

The Company's member files federal and various state income tax returns. The Company's member is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2012.

Subsequent Events: The Company has evaluated the financial statements for subsequent events occurring through February 22, 2016, the date the financial statements were available to be issued.

NOTE 2 - PROPERTY AND EQUIPMENT

At December 31, 2015, property and equipment consisted of the following:

Furniture and fixtures	$18,309
Less: Accumulated depreciation	9,154
Property and equipment, net	$ 9,155

NOTE 3 - NET CAPITAL REQUIREMENT

As a broker-dealer registered with the SEC and FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital and requires that the ratio of Aggregate Indebtedness to Net Capital, both as defined, shall not exceed 15 times Net Capital. At December 31, 2015, the Company had Net Capital of $125,413, which was $120,413 in excess of the required Net Capital of $5,000.

NOTE 4 - COMMITMENTS

In February 2013, the Company executed a non-cancellable long-term operating lease for office space in Carmel, Indiana effective for 36 months, beginning in March 2013. Two rental payments remain in 2016 with each payment being $2,218. During 2014, the Company discontinued operating at this location and has accrued future rental payments. See Note 6.

In December 3, 2015 the Company executed a non-cancellable long-term operating lease for office space in Austin, Texas effective for 42 months, beginning in February 2016. Monthly rental payments of $500 in months 1 through 12, $500 in months 12 through 24, $500 in months 25 through 36 and $500 in months 37 through 42 are required.

For the year ended December 31, 2015, total rent expense was $10,336.

At December 31, 2015, the minimum future rental payments required by non-cancellable long-term operating leases were:

Payable In	Rental Payments
2016	$10,435
2017	6,000
2018	6,000
2019	3,000
Total Rental Payments	$25,345

NOTE 5 – DISCONTINUED OPERATIONS

On July 15, 2014, the Company elected to discontinue the operations of the Carmel, Indiana office given the departure of all Company personnel staffed in that branch. The 2014 expenses related to the operation of the Carmel office and all future expected expenses, including amount related to rent, salary, asset impairment, depreciation, business property taxes, telecom and other related office expenses, were recorded as a discontinued operations expense in 2014. As of December 31, 2015, the remaining liability for future discontinued operation expenses is $1,236, related primarily to future payments for rent through February 2016.

During 2015, the Company entered into a sublease agreement through February 2016 with a third party for the Carmel, Indiana office space. The Company recognized income from discontinued operations of approximately $16,500 in 2015 related to this agreement.